UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)*


New River Pharmaceuticals Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of class of securities)

648468 20 5
(CUSIP NUMBER)

January 2, 2005
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
     Randal J. Kirk

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     Yes	(a)
     No		(b)  X

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER
     1,201,122

6.  SHARED VOTING POWER
     10,135,586

7.  SOLE DISPOSITIVE POWER
     1,201,122

8.  SHARED DISPOSITIVE POWER
     10,135,586


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,336,708

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     63.4%

12.  TYPE OF REPORTING PERSON
     IN

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1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
     RJK, L.L.C.	I.R.S. Identification No.:  54-1816015

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     Yes	(a)
     No		(b)  X

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER
     0

6.  SHARED VOTING POWER
     3,577,788

7.  SOLE DISPOSITIVE POWER
     0

8.  SHARED DISPOSITIVE POWER
     3,577,788


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,577,788

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     20.0%

12.  TYPE OF REPORTING PERSON
     OO - limited liability company

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1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

New River Management II, LP	I.R.S. Identification No.:  65-1166473


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     Yes	(a)
     No		(b)  X


3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER
     0

6.  SHARED VOTING POWER
     2,740,316

7.  SOLE DISPOSITIVE POWER
     0

8.  SHARED DISPOSITIVE POWER
     2,740,316


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,740,316

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     15.3%

12.  TYPE OF REPORTING PERSON
     PN

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1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
     Lotus Capital (2000) Limited Partnership
     I.R.S. Identification No.:  51-0399830

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     Yes	(a)
     No		(b)  X

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER
     0

6.  SHARED VOTING POWER
     935,000

7.  SOLE DISPOSITIVE POWER
     0

8.  SHARED DISPOSITIVE POWER
     935,000


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     935,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     5.2%

12.  TYPE OF REPORTING PERSON
     PN

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1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
     Third Security Staff 2001, LLC	I.R.S. Identification No.:  54-2046715


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     Yes	(a)
     No		(b)  X

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER
     0

6.  SHARED VOTING POWER
     913,468

7.  SOLE DISPOSITIVE POWER
     0

8.  SHARED DISPOSITIVE POWER
     913,468


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     913,468

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     5.1%

12.  TYPE OF REPORTING PERSON
     OO - limited liability company

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1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
     New River Management III, LP	I.R.S. Identification No.:  20-0953826

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     Yes	(a)
     No		(b)  X

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER
     0

6.  SHARED VOTING POWER
     910,000

7.  SOLE DISPOSITIVE POWER
     0

8.  SHARED DISPOSITIVE POWER
     910,000


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     910,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     5.1%

12.  TYPE OF REPORTING PERSON (See Instructions)
     PN

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Item 1(a)  Name of Issuer:

     New River Pharmaceuticals Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

     The Governor Tyler, 1881 Grove Avenue, Radford, Virginia 24141

Item 2(a)  Name of Persons Filing:

     This statement on Schedule 13G is being filed on behalf of Mr. Randal J. Kirk ("Mr. Kirk"), RJK, L.L.C., a Virginia limited liability company ("RJK"), New River Management II, LP, a Virginia limited partnership ("NRM II"), Lotus Capital (2000) Limited Partnership, a Delaware limited partnership ("Lotus"), Third Security Staff 2001, LLC, a Virginia limited liability company ("Staff LLC"), and New River Management III, LP, a Virginia limited partnership ("NRM III" and, together with Mr. Kirk, RJK, NRM II, Lotus and Staff LLC, the "Reporting Persons").

Item 2(b)  Address of Principal Business Office or, if None, Residence:

     The address of the principal business office for each of Mr. Kirk, RJK, NRM II, Staff LLC and NRM III is The Governor Tyler, 1881 Grove Avenue, Radford, Virginia 24141. The address of the principal business office for Lotus is Dept. 391, 2644 Capitol Trl., Suite 300, Newark, Delaware 19711.

Item 2(c)  Citizenship:

     Mr. Kirk is a citizen of the United States.  RJK, NRM II, Staff LLC and
NRM III all are entities organized under the laws of the Commonwealth of Virginia. Lotus is an entity organized under the laws of the State of Delaware.

Item 2(d)  Title of Class of Securities:

     Common Stock, $.001 par value per share

Item 2(e)  CUSIP Number:

     648468 20 5

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b)
 or (c), Check Whether the Person Filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ] Investment company registered under Section 8 of the Investment
	    Company Act.
(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	[ ] An employee benefit plan or endowment fund in accordance with
            Rule 13d-1(b)(1)(ii)(F).
(g)	[ ] A parent holding company or control person in accordance with
	    Rule 13d-1(b)(1)(ii)(G).
(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit
	    Insurance Act.
(i)	[ ] A church plan that is excluded from the definition of an investment
	    company under Section 3(c)(14) of the Investment Company Act.
(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4	Ownership:

(a)	Amount Beneficially Owned: 11,336,708(1)(2)(3)
(b)	Percent of Class: 63.4%
(c)	Number of shares as to which such person has:
     (i)	sole power to vote or to direct the vote - 1,201,122(2)(3)
     (ii)	shared power to vote or to direct the vote - 10,135,586(1)
     (iii)	sole power to dispose of or to direct the
		disposition of - 1,201,122(2)(3)
     (iv)	shared power to dispose of or to direct the disposition
		of - 10,135,586(1)


	(1)	Includes shares held by the following entities over which Mr. Kirk
	(or an entity over which he exercises exclusive control) exercises exclusive control: 3,577,788 shares held by RJK; 2,740,316 shares held by NRM II; 935,000 shares held by Lotus; 913,468 shares held by Staff LLC; 910,000 shares held by NRM III; 734,014 shares held by Kirkfield, L.L.C.; and 325,000 shares held by Randal J. Kirk (2000) Limited Partnership.

	(2)	Includes 5,000 shares with respect to Mr. Kirk had the right to
	acquire beneficial ownership within 60 days pursuant to the exercise of options.

	(3)	On June 15, 2005, Mr. Kirk sold 187,000 shares.



Item 5	Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following. [ ]

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

     Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company or Control Person:

     Not applicable.

Item 8	Identification and Classification of Members of the Group:

     Not applicable.

Item 9	Notice of Dissolution of Group:

     Not applicable.

Item 10	Certification:

     Not applicable.


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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13G is true, complete and correct.

Date:  June 24, 2005		/s/ Randal J. Kirk



Date:  June 24, 2005		RJK, L.L.C.

	By:			/s/ Randal J. Kirk
				Manager



Date:  June 24, 2005		NEW RIVER MANAGEMENT II, LP

	By:			Third Security Capital Partners, LLC,
				its general partner

	By:			Third Security, LLC, its managing member

	By:			/s/ Randal J. Kirk
				Sole Member



Date:  June 24, 2005		LOTUS CAPITAL (2000) LIMITED PARTNERSHIP

	By:			Lotus Capital (2000) Company Inc.,
				its general partner

	By:			/s/ Randal J. Kirk
				President



Date:  June 24, 2005		THIRD SECURITY STAFF 2001, LLC

	By:			/s/ Randal J. Kirk
				Manager



Date:  June 24, 2005		NEW RIVER MANAGEMENT III, LP

	By:			Third Security Capital Partners III, LLC,
				its general partner

	By:			Third Security, LLC, its managing member

	By:			/s/ Randal J. Kirk
				Sole Member

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EXHIBIT INDEX

Exhibit Number:		Exhibit:

Exhibit 99.1		Joint Filing Agreement, dated as of June 24, 2005,
			by and among Randal J. Kirk, RJK, L.L.C., New River Management II, LP, Lotus Capital (2000) Limited Partnership, Third Security Staff 2001, LLC and
			New River Management III, LP

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EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13G (including amendments thereto) with regard to the common stock of New River Pharmaceuticals Inc., and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this agreement as of the 24th day of June, 2005.



Date:  June 24, 2005		/s/ Randal J. Kirk



Date:  June 24, 2005		RJK, L.L.C.

	By:			/s/ Randal J. Kirk
				Manager



Date:  June 24, 2005		NEW RIVER MANAGEMENT II, LP

	By:			Third Security Capital Partners, LLC,
				its general partner

	By:			Third Security, LLC, its managing member

	By:			/s/ Randal J. Kirk
				Sole Member



Date:  June 24, 2005		LOTUS CAPITAL (2000) LIMITED PARTNERSHIP

	By:			Lotus Capital (2000) Company Inc.,
				its general partner

	By:			/s/ Randal J. Kirk
				President



Date:  June 24, 2005		THIRD SECURITY STAFF 2001, LLC

	By:			/s/ Randal J. Kirk
				Manager



Date:  June 24, 2005		NEW RIVER MANAGEMENT III, LP

	By:			Third Security Capital Partners III, LLC,
				its general partner

	By:			Third Security, LLC, its managing member

	By:			/s/ Randal J. Kirk
				Sole Member


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